Rabbleblock, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2021 and 2022

Unaudited

RABBLEBLOCK, INC.
CONSOLIDATED STATEMENT OF INCOME
January - December 2022

REVENUES	$ -
COST OF GOODS SOLD	$ 51,692.47
GROSS PROFIT	$ -
OPERATING EXPENSES	
Advertising and marketing	$ 15,000.00
Bank Fees	
Bonus and commission	
Contractors and consultants	$ 71,872.88
Depreciation expense	
Insurance expense	
IT expense	$ 3,287.62
Legal and professional fees	$ 12,035.33
Licenses	$ 882.57
meals and entertainment	$ 1,585.46
misc expenses	$ 39.53
office supplies	$ 6,999.48
payroll expense	
postage and delivery	
rent and lease	
Research and development	$ 1,693.62
travel	$ 12,661.64
utilities	$ -
TOTAL OPERATING EXPENSES	$ 126,058.13
NET OPERATING LOSS	$ (177,750.60)
OTHER INCOME/(EXPENSE)	
Interest Expense	$ 14,752.90
Interest income	$ -
TOTAL OTHER INCOME/(EXPENSES)	$ 14,752.90
NET INCOME (LOSS)	$ (192,503.50)
OTHER COMPREHENSIVE INCOME	$ -
TOTAL COMPREHENSIVE LOSS	$ (192,503.50)

RABBLEBLOCK, INC.
CONSOLIDATED STATEMENT OF INCOME
January - December 2021

REVENUES	$ -
COST OF GOODS SOLD	$ 89,823.86
GROSS PROFIT	$ (89,823.86)
OPERATING EXPENSES	
Advertising and marketing	$ 2,594.68
Bank Fees	
Bonus and commission	
Contractors and consultants	$ 217,282.59
Depreciation expense	
Insurance expense	
IT expense	$ 539.98
Legal and professional fees	$ 10,949.47
Licenses	$ 911.59
meals and entertainment	$ 1,948.18
misc expenses	$ 250.00
office supplies	$ 171.05
payroll expense	
postage and delivery	
rent and lease	
Research and development	$ 655.58
travel	$ 231.42
utilities	
TOTAL OPERATING EXPENSES	$ 235,534.54
NET OPERATING LOSS	$ (325,358.40)
OTHER INCOME/(EXPENSE)	
Interest Expense	$ 19,549.23
Interest income	
TOTAL OTHER INCOME/(EXPENSES)	$ 19,549.23
NET INCOME (LOSS)	$ (344,907.63)
OTHER COMPREHENSIVE INCOME	$ -
TOTAL COMPREHENSIVE LOSS	$ (344,907.63)

RABBLEBLOCK, INC.
CONSOLIDATED BALANCE SHEET
31-Dec-22

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	21,991.18
Accounts receivable, net	$	-
Inventory	$	-
Loans receivable - related party	$	500,000.00
Prepaid expenses and other current assets	$	-
TOTAL CURRENT ASSETS	**$**	**521,991.18**

PROPERTY AND EQUIPMENT

Property and equipment, net	$	-

OTHER ASSETS

Intangible assets, net	$	-
Deposits	$	-
TOTAL ASSETS	**$**	**521,991.18**

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	7,865.47
Credit cards payable	$	10,000.00
Warranty reserve		
Accured expenses		
Sales tax payable		
Deferred revenue		
Accrued Interest Payable	$	71,003.44
Notes Payable	$	500,000.00
TOTAL CURRENT LIABILITIES	**$**	**588,868.91**

SHAREHOLDERS' EQUITY

Common stock, authorized 12,000,000 shares		
10,500,000 shared issued and outstanding, $0.00001 par value	$	105.00
Preferred stock, authoried 5,250,000 shares,		
5,250,000 shares issued and outstanding, $0.00001 par value,		
Additional paid-in capital		

Retained earnings	$	(66,982.73)
TOTAL SHAREHOLDERS' EQUITY	$	(66,877.73)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	521,991.18

RABBLEBLOCK, INC.
CONSOLIDATED BALANCE SHEET
31-Dec-21

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$ 6,876.31
Accounts receivable, net	$ -
Inventory	$ -
Loans receivable - related party	$ 325,000.00
Prepaid expenses and other current assets	$ -
TOTAL CURRENT ASSETS	**$ 331,876.31**

PROPERTY AND EQUIPMENT

Property and equipment, net	$ -

OTHER ASSETS

Intangible assets, net	$ -
Deposits	$ -
TOTAL ASSETS	**$ 331,876.31**

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	
Credit cards payable	$ 7,129.71
Warranty reserve	
Accured expenses	
Sales tax payable	
Deferred revenue	
Accrued Interest Payable	$ 19,549.23
Notes Payable	$ 325,000.00
TOTAL CURRENT LIABILITIES	**$ 351,678.94**

SHAREHOLDERS' EQUITY

Common stock, authorized 12,000,000 shares	
10,500,000 shared issued and outstanding, $0.00001 par value	$ 105.00
Preferred stock, authoried 5,250,000 shares,	
5,250,000 shares issued and outstanding, $0.00001 par value,	
Additional paid-in capital	
Retained earnings	$ (19,907.63)
TOTAL SHAREHOLDERS' EQUITY	**$ (19,802.63)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 331,876.31**

RABBLEBLOCK, INC.
Cash Flow
As of December 31, 2022

	Total

			Total
Cash			$ 6,876.31
Net Income			$ (192,503.50)
	Adjustments to reconcile net income to cash generated by operating a		$ -
	Depreciation and Amoratization		
		Deferred income tax expense	$ -
		Other	$ -
	Changes in operating Assets		
		A/R	$ -
		Inventory	$ -
		Prepaid Expenses	$ -
		Security Deposit	$ -
Changes in operating Liabiliities			
	Accounts payable		$ 7,865.47
	Credit cards payable		$ 10,000.00
	Warranty reserve		
	Accured expenses		
	Sales tax payable		
	Deferred revenue		
	Accrued Interest Payable		$ 14,752.90
	Cash Used in Operating Expenses		$ (159,885.13)
Cash from Investing Activities			
	Cash used for fixed assets		$ -
	Cash used for intangible assets		$ -
	Cashed provided by (used for) investing activities		$ -
Cash from Financing Activities			
	Issuance of common and preferred stock		$ -
	Notes Payable		$ 175,000.00
	Cashed provided by (used for) financing activities		$ 175,000.00
Cash at Beginning of Year			$ 6,876.31
Cash at End of Year			$ 21,991.18

RABBLEBLOCK, INC.
Cash Flow
As of December 31, 2021

			Total
Cash		$	-
Net Income		$	(344,907.63)
Adjustments to reconcile net income to cash generated by operati		$	-
Depreciation and Amoratization			
	Deferred income tax expense	$	-
	Other	$	-
Changes in operating Assets			
	A/R	$	-
	Inventory	$	-
	Prepaid Expenses	$	-
	Security Deposit	$	-
Changes in operating Liabiliities			
Accounts payable		$	-
Credit cards payable		$	7,129.71
Warranty reserve		$	-
Accured expenses		$	-
Sales tax payable		$	-
Deferred revenue		$	-
Accrued Interest Payable		$	19,549.23
Cash Used in Operating Expenses		$	(318,228.69)
Cash from Investing Activities			
Cash used for fixed assets		$	-
Cash used for intangible assets		$	-
Cashed provided by (used for) investing activities		$	-
Cash from Financing Activities			
Issuance of common and preferred stock		$	105.00
Notes Payable		$	325,000.00
Cashed provided by (used for) financing activities		$	325,105.00
Cash at Beginning of Year		$	-
Cash at End of Year		$	6,876.31

Rabbleblock, Inc
CONSOLIDATED STATEMENT OF EQUITY
31-Dec-22

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
Beginning Balance, Jan 2022							
Contributions	-	-					-
Other comprehensive gain/(loss)							-
Net Income						-192,503.50	(192,504)
Ending Balance, December 2022	**0**	**0**	**0**	**0**	**0**	**-192503.5**	**-192503.5**

Rabbleblock, Inc
CONSOLIDATED STATEMENT OF EQUITY
31-Dec-21

	Common Stock		Preferred Stock				
	Common Stock		Preferred Stock				
	Shares	Amount	Shares	Amount	Additional	Retained Earnings	Total
Beginning Balance, Jan 2021							
Contributions	10,500,000	105					105
Other comprehensive gain/(loss)							-
Net Income						-344,907.63	(344,908)
Ending Balance, December 2021	**10500000**	**105**	**0**	**0**	**0**	**-344907.63**	**-344802.63**

1. Summary of Significant Accounting Policies

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only include information from inception (Jan 21, 2021) through December 31, 2021.

Rabbleblock, Inc. was incorporated in the State of Delaware on January 21, 2021.

Rabble is a 3-sided marketplace platform where young people and the brands they love drive social change at scale. That means we've built technology that increases the size, strength, and reach of social movements that shape culture on a daily basis - both online and IRL.

Activism has long been synonymous with youth culture. Young people have $3T spending power, and are seeking meaningful experiences through cause. Meanwhile, brands are hungry for authentic ways to connect to young consumers. Right now it's so easy for businesses to get it wrong. Combine these two facts, add in AI recommendations for people to take that makes impact and web3 verification that give brands proof of their real world-impact in community — and you have Rabble. We're making it possible for brands to help people fix the world from the ground up.

Rabbleblock, Inc., incorporated in 2021 and is headquartered in New York, New York.

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements include the account of Rabbleblock, Inc. dba Rabble (known as the "Company"). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as

determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its

Operations.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.
The Company evaluates the collectability of accounts receivable on a customer-by-customer basis.
The Company records a reserve for bad debts against amounts due to reduce the net recognized
receivable to an amount the Company believes will be reasonably collected.

Inventory
There is no inventory in our software business.

The Company has recorded intangible assets at cost. No patents exist at this time.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years.
Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

1. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021 and 2022. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale.

Warranty Reserve

The product contracts entered into generally provide a one to two-year product warranty to customers from the date of shipment. The Company currently estimate the cost of satisfying warranty claims based on analysis of past experience and provide for future claims in the period the revenue is recognized.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Nonmonetary assets and liabilities are translated at exchange rate prevailing at the transaction date.

Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the

grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

1. Summary of Significant Accounting Policies (continued)
Equity Based Compensation (continued)
The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used tomeasure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2. Commitments and Contingencies
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Property and Equipment
N/A

4. Loans Receivable – Related Parties
This represents a grid note from Crossbeat New York.

5. Equity
Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is twelve million
(12,000,000), consisting of ten million five hundred thousand (10,500,000) shares of Class A Common Stock, $0.00001 par value per share andone million four hundred thousands (1,500,000) shares of Class B Common Stock, $0.00001 par value per share. As of December 31, 2022, 10,500,000 shares have been issued and 1,500,000 are outstanding.

Preferred Stock

Also, under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is three million (3,000,000) shares of Preferred Stock, $0.00001 par value per share. The first Series of Preferred Stock shall be designated ''Series Seed Preferred Stock' and shall consist of three million (3,000,000) shares. As of December 31, 2019, all preferred shares have been authorized, are not issued and are outstanding.

Equity Based Compensation
The equity-based compensation plan has not been authorized.

6. Subsequent Events
The company has not issued any stock as of Dec 31, 2022.